Exhibit 99.1
Suntech Appoints Amy Yi Zhang to Spearhead Strategic Project Finance Initiatives
SAN FRANCISCO and WUXI, China, July 13, 2010 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of crystalline silicon solar panels, today announced that Ms. Amy Yi Zhang will assume a new role as Vice President in charge of Suntech’s strategic project finance initiatives. Ms. Zhang has served as Suntech’s Chief Financial Officer since August 2005 and a director since 2007.
“Amy Zhang has served a vital role in the growth and global expansion of Suntech to date and we are extremely grateful for her enormous contribution as CFO,” said Dr. Zhengrong Shi, Suntech’s Founder, Chairman and CEO. “As we look to Suntech’s future, we believe project financing initiatives will be an integral component of our evolution as a leading provider of solar solutions worldwide. Given her rich history with Suntech and deep understanding of the solar industry along with her financial acumen and extensive knowledge of project economics, she is the natural and ideal figure to help spearhead our project strategies globally.”
In her new role, Ms. Zhang will focus on strategic initiatives including building stronger relationships with key project finance partners and developing value-added solutions to support sales growth. Ms. Zhang said, “I am proud of helping to guide Suntech’s development into a world leading solar company. As new generations of solar manufacturing technology emerge and are commercialized, I am convinced that solar will continue to assert itself as an economically viable alternative to traditional sources of energy generation. I look forward to focusing on key project initiatives that will help to fuel Suntech’s ongoing growth and support our ability to deliver solar effectively across the globe.”
Suntech has initiated an external search to identify and recruit a chief financial officer. Ms. Zhang will continue as chief financial officer until a successor has been chosen. Ms. Zhang will remain a director on the board.
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE:STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 10,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about our people and products visit http://www.suntech-power.com
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “plans to”, “expects to,” “anticipates,” “future,” “intends to,” “plans,” “believes,” “considers” and similar statements, and includes the ability of Suntech’s project development and project financing initiatives to fuel ongoing growth and the timing of the appointment of a successor as CFO. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward- looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Suntech Power Holdings, Co. Ltd.
Rory Macpherson
Investor Relations Director
Tel: +1-415-268-8975
Email: rory@suntech-power.com
The Piacente Group, Inc. (Investor Relations Counsel, Suntech)
Kristen McNally
Executive Vice President
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com